SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2025

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL CNPJ nº 76.483.817/0001-20 COMPANHIA ABERTA Registro na CVM nº 1431-1 ATA DA 542ª REUNIÃO DO CONSELHO FISCAL DA COPEL, REALIZADA EM 21.10.2025. ----------------------------------------------------------------------------------------------No dia vinte e um de outubro de dois mil e vinte e cinco, às nove horas, reuniram-se, na Rua José Izidoro Biazetto, 158 - Bloco A - Curitiba, PR, os membros do Conselho Fiscal - CF que ao final assinam. O Sr. Demetrius Nichele Macei, Presidente do Colegiado, registrou a participação do Sr. Filipe Bordalo di Luccio, por videoconferência, e convidou a mim, Karine Satie Yoshioka, para secretariar a reunião. A respeito do item 1. Apresentação sobre o cenário financeiro da Companhia e execução orçamentária, o Sr. Felipe Gutterres Ramella, Vice-Presidente de Finanças e de Relações com Investidores, acompanhado de sua equipe, apresentou o cenário econômico-financeiro da Companhia, destacando o acompanhamento orçamentário e os valores realizados até o mês de julho de 2025. Durante a exposição, foram abordados os seguintes tópicos: Ebitda e Lucro Líquido recorrente; Fluxo de caixa resumido de curto prazo; Alavancagem plurianual; Acompanhamento orçamentário - PMSO, Capex e Investimentos. O Conselho Fiscal, após analisar e discutir os temas apresentados, cujas informações detalhadas ficam registradas no material disponibilizado, que permanece sob a guarda do Departamento de Secretaria, solicitou a manutenção de reportes mensais sobre tais assuntos ou a qualquer momento, quando necessário. Em continuidade, sobre o item 2. Destaques da Reforma Tributária, o Sr. Felipe Gutterres Ramella, Vice-Presidente de Finanças e de Relações com Investidores, acompanhado de sua equipe, apresentou os destaques da implantação da Reforma Tributária do Consumo no âmbito das empresas do Grupo Copel. Após breve contextualização sobre as mudanças tributárias, informou as ações que a Companhia vem adotando com as devidas tratativas e mudanças para pleno atendimento as novas exigências legais. Detalhou as ações de curto, médio e longo prazo, focadas em atualizações dos sistemas de faturamento, adaptações nas cláusulas contratuais de suprimentos e comercialização de energia, bem como definições de estratégias de aquisições e vendas impactadas pela reforma. Por fim, apresentou um breve panorama dos impactos da reforma para os segmentos do setor elétrico que a Companhia atua, com os riscos e oportunidades associados aos negócios. Após apreciar as informações disponibilizadas, que permanecem sob a guarda do Departamento de Secretaria, o Conselho Fiscal agradeceu as informações prestadas. Sobre o item 3. Reporte periódico acerca das contingências e do passivo judicial da Companhia referentes ao 3º trimestre de 2025, o Sr. Lucas Lagrotta de Souza, Superintendente Jurídico, acompanhado da equipe jurídica, apresentou informações atualizadas sobre o passivo consolidado relativo ao 3º trimestre de 2025 e os principais motivos que influenciaram as variações do período, e esclareceu os pontos de atenção. Comentou temas pertinentes às contingências judiciais referentes ao passivo e esclareceu a situação processual e a classificação de risco de litígios relevantes. O Conselho Fiscal tomou conhecimento das informações apresentadas, que ficam registradas no material disponibilizado e sob a guarda do Departamento de Secretaria, debateu os assuntos, recebeu esclarecimentos pertinentes e ratificou a necessidade de reportes trimestrais sobre o tema. Relativamente ao item 4. Deliberação sobre o Regimento Interno do Conselho Fiscal, o Sr. Vicente Loiácono Neto, Diretor de Governança, Risco e Compliance, acompanhado de sua equipe, apresentou a proposta de atualização do Regimento Interno do Conselho Fiscal devido ingresso da Companhia, no segmento especial do mercado de ações da B3 denominado “Novo Mercado”. Após detida análise, o Conselho Fiscal discutiu o assunto e deliberou pela aprovação do regimento interno, com ajustes conforme material que permanece sob a guarda do Departamento de Secretaria. Sobre o item 5. Aprovação do calendário de reuniões de 2026, os membros do Conselho Fiscal aprovaram o calendário de reuniões do CF para 2026. A relação das datas definidas permanece sob a guarda do Departamento de Secretaria. A respeito do item 6. Elaboração da pauta da próxima reunião, o Conselho Fiscal definiu que as pautas para as próximas reuniões deste Colegiado contemplarão os seguintes temas: a) reunião de 10.11.2025: i. Demonstrações Financeiras Intermediárias do 3º trimestre de 2025; ii. Apresentação da Auditoria Independente – PWC sobre o andamento dos trabalhos referentes às Demonstrações Financeiras Intermediárias do 3º trimestre de 2025; e iii. Resultado dos trabalhos de Auditoria Interna referentes às metas de ICP do ano 2025; e b) reunião de 12.11.2025: Parecer do Conselho Fiscal sobre as Demonstrações Financeiras Intermediárias do 3º trimestre de 2025. Por fim, sobre o item 7. Aprovação da ata da reunião, o Conselho Fiscal, após analisar e discutir a minuta da ata da presente reunião, aprovou seu conteúdo e registrou que a versão final será assinada de forma eletrônica. Nada mais havendo a tratar, o Sr. Presidente deu por encerrada a reunião. ----------------------------------------------------------------------- DEMETRIUS NICHELE MACEI (Presidente) FILIPE BORDALO DI LUCCIO SÉRGIO HENRIQUE DA FONSECA

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date October 22, 2025

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.